UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 522 BILLION FOR THE FIRST QUARTER OF 2018 WHICH REPRESENTS A DECREASE OF 14% COMPARED TO 1Q17.

•	Gross loans grew 4.1% when compared to 1Q17 and decreased by 1.1% during the quarter. This annual growth shows moderation in the credit demand in Colombia, as well as, an appreciation of the COP against the USD by 3.6% during the last twelve months. Peso-denominated loans grew 11.1% when compared to 1Q17.

•	Net interest income was COP 2.51 trillion for 1Q18, decreasing by 4.1% when compared to 1Q17. This slowdown in NII is explained by the adoption of IFRS 9 during 2018, which cause a reduction of COP 102 billion during the quarter. Also, the appreciation of the COP against the USD during the last twelve months impacted the number. Net interest income decreased by 5.0% during the quarter.

•	Net fees were COP 680 billion and increased by 8.8% compared to 1Q17. This growth was mainly driven by an increase in fees related to credit and debit cards, bancassurance, payments and collections, as well as trust services. Net fees increased by 3.4% during the quarter.

•	The annualized net interest margin for the quarter was 5.8%. The margin decreased by 19 basis points during the quarter and by 52 basis points when compared to 4Q17. Impacted mainly by the decrease in the NII product of the adoption of IFRS 9. The efforts in the control of the cost of deposits allowed to moderate the decrease of the margin during the quarter.

•	Provision charges for the quarter were COP 875 billion and the coverage ratio for 90-day past due loans was 173.6%. Provision charges increased by 13.0% when compared to1Q17 and decreased by 5.9% compared to 4Q17, these provisions allow us to maintain a solid coverage ratio amid a challenging environment. New past due loans totaled COP 1,488 billion for the quarter explain largely by corporate clients.

•	Efficiency was 49.3% during the last twelve months. Operating expenses decreased by 1.6% when compared to 1Q17. The annual decrease in operating expenses is explained by several strategies done on this front, which includes the reduction in the network of branches, automation and optimization of processes and the rationalization of personal expenses.

•	Tier 1 ratio was 10.2% at March 31, 2018 and decreased by 37 basis points when compared to March 31, 2017. The capital adequacy ratio was 13.7%.

May 15, 2018. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20181. For the quarter ended on March 31, 2018 (“1Q18”), Bancolombia reported consolidated net income of COP 522 billion, or COP 542.47 per share - USD 0.78 per ADR. This net income represents a decrease of 42.1% compared to the quarter ended on December 31, 2017 (“4Q17”) and of 14.3% compared to the quarter ended on March 31, 2017 (“1Q17”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended March 31, 2018 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2018 $2,780.47 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q17	4Q17	1Q18	1Q18/4Q17	1Q18/1Q17
ASSETS
Net Loans	145,331,160	152,244,991	149,654,067	-1.70%	2.97%
Investments	15,146,243	16,377,253	16,720,642	2.10%	10.39%
Other assets	36,264,595	35,285,967	34,570,861	-2.03%	-4.67%
Total assets	196,741,998	203,908,211	200,945,570	-1.45%	2.14%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	124,496,843	131,959,215	130,164,630	-1.36%	4.55%
Other liabilities	50,194,786	47,519,446	47,591,297	0.15%	-5.19%
Total liabilities	174,691,629	179,478,661	177,755,927	-0.96%	1.75%
Non-controlling interest	1,183,988	1,316,586	1,237,585	-6.00%	4.53%
Shareholders' equity	20,866,381	23,112,964	21,952,058	-5.02%	5.20%
Total liabilities and shareholders' equity	196,741,998	203,908,211	200,945,570	-1.45%	2.14%

Interest income	4,202,956	4,151,605	3,946,739	-4.93%	-6.10%
Interest expense	(1,581,650)	(1,505,606)	(1,434,194)	-4.74%	-9.32%
Net interest income	2,621,306	2,645,999	2,512,545	-5.04%	-4.15%
Net provisions	(774,458)	(930,368)	(875,016)	-5.95%	12.98%
Fees and income from service, net	624,838	657,628	679,917	3.39%	8.81%
Other operating income	353,401	558,363	318,457	-42.97%	-9.89%
Total Dividends received and equity method	32,418	2,392	48,166	1913.63%	48.58%
Total operating expense	(1,858,767)	(1,619,786)	(1,828,882)	12.91%	-1.61%
Profit before tax	998,738	1,314,228	855,187	-34.93%	-14.37%
Income tax	(366,685)	(345,556)	(311,138)	-9.96%	-15.15%
Net income before non-controlling interest	632,053	968,672	544,049	-43.84%	-13.92%
Non-controlling interest	(23,299)	(66,771)	(22,289)	-66.62%	-4.33%
Net income	608,754	901,901	521,760	-42.15%	-14.29%

PRINCIPAL RATIOS		Quarter
	1Q17	4Q17	1Q18
PROFITABILITY
Net interest margin (1) from continuing operations	6.31%	5.98%	5.80%
Return on average total assets (2) from continuing operations	1.25%	1.76%	1.04%
Return on average shareholders´ equity (3)	11.44%	15.96%	9.21%
EFFICIENCY
Operating expenses to net operating income	51.18%	41.92%	51.38%
Operating expenses to average total assets	3.80%	3.16%	3.64%
Operating expenses to productive assets	4.48%	3.66%	4.22%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.61%	11.33%	10.92%
Technical capital to risk weighted assets	14.46%	14.18%	13.73%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.88	1.26	0.78
Net income per share $COP from continuing operations	632.91	937.70	542.47
P/BV ADS (4)	1.33	1.23	1.28
P/BV Local (5) (6)	1.21	1.25	1.32
P/E (7) from continuing operations	10.84	7.94	13.71
ADR price	39.87	39.66	42.02
Common share price (8)	26,260	29,980	30,220
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,885.57	2,984.00	2,780.47

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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Implementation of IFRS 9

Impact in Allowances:

In the Balance Sheet, this implementation consists of an initial recognition of COP 599 billion in the line of "Retained earnings" in the equity (decrease) and in the line of "Allowance for loan and lease losses" in the assets (Increase). This impact happened only once on January 1, 2018. This estimate could vary mainly due to:

•	Estimates of ECL models (Expected Credit Loss) which are being refined.
•	The Bank is finalizing the tests and evaluations of the controls of the new systems and processes.

The overall impact of IFRS 9 in the Balance Sheet, could range between COP 470 billion and COP 730 billion, net of taxes.

Impact in Income Statement:

In the Income Statement, the impact is presented in both lines "interest income and valuation on investments", and "credit impairment charges, net" which were both reduced by COP 102 billion during the quarter. On the other hand, the net interest margin and the efficiency ratio were negatively impacted and the cost of risk and the fee income ratio improved.

Bancolombia did not restate the financial statements under IFRS 9 for years prior to 2018.

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2018, Bancolombia’s assets totaled COP 200,945 billion, which represents a decrease of 1.4% compared to 4Q17 and an increase of 2.1% compared to 1Q17.

During the quarter, the COP appreciated 6.8% versus the USD and over the past 12 months, it appreciated 3.6%.

The increase in total assets during the quarter is largely explained by the growth in reverse repurchase agreements and derivative financial instruments.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2780,47 COP)	1Q18	1Q18/4Q17	1Q18	1Q18/4Q17	1Q18	1Q18/4Q17	1Q18	1Q18/4Q17
Commercial loans	76,316,391	1.86%	33,561,026	-7.06%	12,070,271	-0.25%	109,877,417	-1.04%
Consumer loans	19,185,924	1.81%	8,132,362	-9.80%	2,924,816	-3.20%	27,318,286	-1.95%
Mortgage loans	11,714,548	2.33%	8,715,857	-3.79%	3,134,670	3.25%	20,430,405	-0.37%
Small business loans	628,927	-3.41%	395,212	-6.99%	142,139	-0.18%	1,024,140	-4.82%
Interests paid in advance	(3,395)	-15.82%	(1,393)	3.25%	(501)	10.80%	(4,788)	-11.04%
Gross loans	107,842,395	1.87%	50,803,065	-6.97%	18,271,395	-0.16%	158,645,460	-1.14%

During the quarter 1Q18, gross loans decreased by 1.1% when compared to 4Q17. Peso-denominated loans grew 11.1% and the dollar-denominated loans decreased by 4.6% when compared to 1Q17. In comparison with 1Q17, total gross loans grew 4.1%.

As of March 31, 2018, our operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 24% of total gross loans.

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Gross loans denominated in currencies other than COP, originated by our operations in Central America and the offshore operation of Bancolombia Panama as well as the USD denominated loans in Colombia, accounted for 32% and decreased by 6.9% during 1Q18 (when expressed in COP), explained mainly by the reduction of the loan portfolio in dollars in Colombia and the appreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 9.3% during the quarter and totaled COP 8,991 billion, equivalent to 5.7% of gross loans at the end of the quarter. Of this increase, COP 599 billion were explained by the implementation of IFRS 9.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	1Q17	4Q17	1Q18	1Q18/4Q17	1Q18/1Q17
Commercial	107,398,707	111,029,197	109,877,417	-1.04%	2.31%	69.26%
Consumer	24,571,455	27,860,987	27,318,286	-1.95%	11.18%	17.22%
Mortgage	19,330,932	20,507,249	20,430,405	-0.37%	5.69%	12.88%
Microcredit	1,040,089	1,076,043	1,024,140	-4.82%	-1.53%	0.65%
Interests received in advance	-	(5,382)	(4,788)	-11.04%	100.00%	0.00%
Total loan portfolio	152,341,183	160,468,095	158,645,460	-1.14%	4.14%	100.00%
Allowance for loan losses	(7,010,023)	(8,223,103)	(8,991,393)	9.34%	28.26%
Total loans, net	145,331,160	152,244,992	149,654,067	-1.70%	2.97%

1.3.	Investment Portfolio

As of March 31, 2018, Bancolombia’s net investment portfolio totaled COP 16,721 billion, increasing by 2.1% from the end of 4Q17 and 10.4% from the end of 1Q17. The investment portfolio consists primarily of debt securities, which represent 72.5% of Bancolombia’s total investments and 6.0% of assets at the end of 1Q18.

At the end of 1Q18, the debt securities portfolio had a duration of 20.7 months and a weighted average yield to maturity of 4.5%.

1.4.	Goodwill and intangibles

As of 1Q18, Bancolombia’s goodwill and intangibles totaled COP 6,174 billion, decreasing by 6.9% compared to 4Q17. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of March 31, 2018, Bancolombia’s liabilities totaled COP 177,756 billion, decreasing by 1.0% from the end of 4Q17 and increasing by 1.8% compared to 1Q17.

Deposits by customers totaled COP 130,165 billion (or 73.2% of liabilities) at the end of 1Q18, decreasing by 1.4% during the quarter and increasing by 4.5% over the last 12 months. The net loans to deposits ratio was 115.0% at the end of 1Q18.

Bancolombia’s funding strategy during the last months has been to reduce the average life of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and reduce the sensitivity of the balance sheet to cuts in interest rates.

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Funding mix	1Q17		4Q17		1Q18
COP Million
Checking accounts	20,213,911	12%	22,065,647	13%	20,246,222	12%
Saving accounts	49,294,251	30%	54,255,583	32%	54,549,203	33%
Time deposits	53,584,352	33%	53,961,586	32%	54,213,615	33%
Other deposits	5,621,646	3%	4,912,527	3%	5,187,212	3%
Long term debt	18,098,431	11%	19,648,714	12%	18,380,881	11%
Loans with banks	17,212,856	10%	14,906,743	9%	13,784,738	8%
Total Funds	164,025,447	100%	169,750,800	100%	166,361,871	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q18 was COP 21,952 billion, decreasing by 5.0% or COP 1,161 billion, compared to the value reported at the end of 4Q17. This decrease is mainly explained by the impact of IFRS 9 in the equity line “Accumulated other comprehensive income (loss), net of tax”, as well as, by the dividends declared in the Annual General Assembly of last March.

Bancolombia’s capital adequacy ratio was 13.7% in 1Q18.

Bancolombia’s capital adequacy ratio was 473 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.2%, 566 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.9% at the end of 1Q18.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2018 and to the efficient allocation of capital in different products. The annual increase in the RWA is mainly explained by the growth in the loan book, as well as the market risk.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q17%		4Q17%		1Q18%
Basic capital (Tier I)	17,798,470	10.53%	18,032,743	10.15%	18,557,539	10.16%
Additional capital (Tier II)	6,626,701	3.92%	7,143,524	4.03%	6,513,470	3.57%
Technical capital (1)	24,425,171		25,176,267		25,071,009
Risk weighted assets including market risk	168,947,148		177,600,261		182,615,322
CAPITAL ADEQUACY (2)		14.46%		14.18%		13.73%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 522 billion in 1Q18, or COP 542.47 per share - USD 0.78 per ADR. This net income represents a decrease of 42.1% compared to 4Q17 and of 14.3% compared to 1Q17. Bancolombia’s annualized ROE for 1Q18 was 9.2%.

2.1.	Net Interest Income

Net interest income totaled COP 2,512 billion in 1Q18, 5.0% less than the one reported in 4Q17, and 4.1% less than the figure for 1Q17. During the quarter, the Net Interest Income was impacted negatively by the implementation of IFRS 9 which cause a reduction of COP 102 billion. Also, the Net Interest Income was impacted by the appreciation of the COP against the USD.

During 1Q18, the investment, interest rate derivatives and repos portfolio generated COP 114 billion, down by 33.8% from 4Q17.

Net Interest Margin

The annualized net interest margin decreased to 5.8% in 1Q18. The annualized net interest margin for investments was 0.5%, and the annualized net interest margin of the loan portfolio was 6.2%, decreasing compared to the one reported in 4Q17.

Annualized Interest
Margin	1Q17	4Q17	1Q18
Loans' Interest margin	6.6%	6.3%	6.2%
Debt investments' margin	3.2%	2.6%	0.5%
Net interest margin	6.3%	6.0%	5.8%

Total funding cost decreased during 1Q18, due to the reduction of long-term debt, as well as a reduction of the average life of time deposits. Savings and checking accounts represented the same proportion of the total cost of funding as in 4Q17, and the annualized average weighted cost of deposits was 3.0% in 1Q18, decreasing 15 basis point compared to 4Q17 and 42 basis points compared to 1Q17.

Average weighted
funding cost	1Q17	4Q17	1Q18
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	2.37%	2.10%	1.94%
Time deposits	5.79%	5.44%	5.29%
Total deposits	3.45%	3.17%	3.02%
Long term debt	6.66%	6.24%	6.00%
Loans with banks	2.76%	2.33%	2.31%
Total funding cost	3.68%	3.39%	3.25%

2.2.	Fees and Income from Services

During 1Q18, net fees and income from services totaled COP 680 billion, increasing by 3.4% compared to 4Q17, and 8.8% compared to 1Q17. The positive annual performance in fees compared with 1Q17 is due to higher volumes of transactions and the good performance of credit and debit cards, bancassurance, payments and collections and trust services.

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Fees from credit and debit cards increased by 9.8% compared to 4Q17, and 11.2% compared to 1Q17. Fees from asset management and trust services increased by 0.2% compared to 4Q17 and 15.8% compared to 1Q17, due to an increase in the assets under management. Fees from our bancassurance business decreased by 25.3% compared to 4Q17 and increased by 24.9% with respect to 1Q17, thanks to the continuation of cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2018
(COP millions)	Jan-17	Jan-18	Growth	Market Share
Bancolombia VISA	496,888	674,595	35.76%	11.39%
Bancolombia Mastercard	483,100	530,772	9.87%	8.96%
Bancolombia American Express	335,011	314,761	-6.04%	5.31%
Total Bancolombia	1,314,999	1,520,128	15.60%	25.66%
Colombian Credit Card Market	5,324,040	5,923,872	11.27%

CREDIT CARD MARKET SHARE			%	2018
(Outstanding credit cards)	Jan-17	Jan-18	Growth	Market Share
Bancolombia VISA	712,924	820,696	15.12%	4.94%
Bancolombia Mastercard	838,916	931,576	11.05%	5.60%
Bancolombia American Express	604,861	528,691	-12.59%	3.18%
Total Bancolombia	2,156,701	2,280,963	5.76%	13.72%
Colombian Credit Card Market	16,623,403	16,621,157	-0.01%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 318 billion in 1Q18, decreasing by 42.9% compared to 4Q17, and by 9.9% compared to 1Q17.

Revenues from the operating leases totaled COP 145 billion in 1Q18, decreasing by 1.7% compared to 4Q17 and increasing by 4.3% compared to those reported in 1Q17. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 7,782 billion at the end of 1Q18 and represented 5.1% of total gross loans, increasing by 12.1% compared to 4Q17, when past due loans represented 4.5% of total gross loans. During 1Q18, Charge-offs totaled COP 647 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 105.5% at the end of 1Q18, decreasing compared to 107.5% at the end of 4Q17.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,488 billion in 1Q18. During the quarter, the deterioration of loans increased mainly in the commercial segment and SMEs. Provision charges (net of recoveries) totaled COP 875 billion in 1Q18. Provisions as a percentage of the average gross loans were 2.2% for 1Q18 and 2.3% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 8.214 billion, or 5.3% of total loans at the end of 1Q18, increasing as compared to 4Q17.

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The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q17	4Q17	1Q18
Total 30-day past due loans	6,018,555	6,940,620	7,782,225
Allowance for loan losses (1)	6,414,376	7,462,401	8,213,979
Past due loans to total loans	4.10%	4.49%	5.06%
Allowances to past due loans	106.58%	107.52%	105.55%
Allowance for loan losses as a percentage of total loans	4.37%	4.83%	5.34%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	1Q17	4Q17	1Q18
Commercial loans	69.3%	3.12%	3.39%	4.04%
Consumer loans	17.2%	5.27%	5.88%	6.40%
Mortgage loans	12.9%	7.43%	7.92%	8.18%
Microcredit	0.6%	12.39%	12.86%	13.88%
PDL TOTAL		4.10%	4.49%	5.06%

PDL Per Category			90 days
	% Of loan Portfolio	1Q17	4Q17	1Q18
Commercial loans	69.3%	1.97%	2.69%	2.85%
Consumer loans	17.2%	2.50%	3.16%	3.34%
Mortgage loans*	12.9%	2.91%	3.60%	3.65%
Microcredit	0.6%	7.48%	9.21%	8.82%
PDL TOTAL		2.22%	2.94%	3.08%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 1Q18, operating expenses totaled COP 1,829 billion, increasing by 12.9% with respect to 4Q17 and decreasing by 1.6% with respect to 1Q17. The annual decrease in operating expenses is explained by several strategies done on this front, which includes the reduction in the network of branches, automation and optimization of processes and the rationalization of personal expenses.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 763 billion in 1Q18, increasing by 54.2% compared to 4Q17 and decreasing by 3.4% compared to 1Q17. The quarterly variation is explained by a base effect due to a reversion of bonuses during 4Q17.

During 1Q18, administrative expenses totaled COP 702 billion, decreasing by 22.1% compared to 4Q17 and increasing by 14.1% as compared to 1Q17.

Depreciation and amortization expenses totaled COP 118 billion in 1Q18, decreasing by 3.3% compared to 4Q17 and 0.9% compared to 1Q17.

As of March 31, 2018, Bancolombia had 31,000 employees, owned 1,054 branches, 5,680 ATMs, 10,493 banking agents and served more than 12 million customers.

2.6.	Taxes

Income tax expense was COP 311 billion for 1Q18, decreasing by 9.9% when compared to the income tax registered in 4Q17, and by 15.1% compared to 1Q17.

8

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q17	4Q17	1Q18	1Q18/4Q17	1Q18/1Q17
ASSETS
Gross loans	106,724,791	113,609,285	114,433,308	0.73%	7.22%
Allowances for loans	(5,756,119)	(7,150,727)	(7,550,734)	5.59%	31.18%
Investments	17,581,875	18,565,320	18,788,259	1.20%	6.86%
Other assets	15,553,909	17,183,966	16,937,072	-1.44%	8.89%
Total assets	134,104,455	142,207,845	142,607,906	0.28%	6.34%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	77,654,502	85,321,406	86,488,060	1.37%	11.38%
Other liabilities	40,673,532	40,213,087	39,673,487	-1.34%	-2.46%
Total liabilities	118,328,034	125,534,493	126,161,547	0.50%	6.62%
Shareholders' equity	15,776,421	16,673,352	16,446,360	-1.36%	4.25%
Total liabilities and shareholders' equity	134,104,455	142,207,845	142,607,906	0.28%	6.34%

Interest income	3,365,091	3,242,299	3,099,988	-4.39%	-7.88%
Interest expense	(1,303,521)	(1,211,002)	(1,153,345)	-4.76%	-11.52%
Net interest income	2,061,569	2,031,296	1,946,643	-4.17%	-5.57%
Net provisions	(647,868)	(892,038)	(762,128)	-14.56%	17.64%
Fees and income from service, net	422,651	396,869	452,777	14.09%	7.13%
Other operating income	206,785	282,555	254,375	-9.97%	23.01%
Total operating expense	(1,289,709)	(1,010,814)	(1,255,722)	24.23%	-2.64%
Profit before tax	753,428	807,868	635,946	-21.28%	-15.59%
Income tax	(303,488)	(297,621)	(235,600)	-20.84%	-22.37%
Net income	449,940	510,247	400,345	-21.54%	-11.02%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q17	4Q17	1Q18	1Q18/4Q17	1Q18/1Q17
ASSETS
Gross loans	21,432,272	22,405,137	21,027,872	-6.15%	-1.89%
Allowances for loans	(579,729)	(345,846)	(584,021)	68.87%	0.74%
Investments	2,346,794	2,722,609	2,896,912	6.40%	23.44%
Other assets	3,255,955	3,337,605	2,968,978	-11.04%	-8.81%
Total assets	26,455,291	28,119,504	26,309,742	-6.44%	-0.55%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	19,018,367	19,378,355	18,374,672	-5.18%	-3.38%
Other liabilities	4,790,394	5,662,115	5,202,423	-8.12%	8.60%
Total liabilities	23,808,761	25,040,470	23,577,095	-5.84%	-0.97%
Shareholders' equity	2,646,531	3,079,035	2,732,647	-11.25%	3.25%
Total liabilities and shareholders' equity	26,455,291	28,119,504	26,309,742	-6.44%	-0.55%

Interest income	359,070	385,109	364,248	-5.42%	1.44%
Interest expense	(124,981)	(143,521)	(135,511)	-5.58%	8.42%
Net interest income	234,089	241,589	228,737	-5.32%	-2.29%
Net provisions	(60,937)	7,594	(53,630)	-806.24%	-11.99%
Fees and income from service, net	43,745	55,145	41,986	-23.86%	-4.02%
Other operating income	1,970	5,129	2,882	-43.81%	46.28%
Total operating expense	(150,057)	(174,296)	(133,287)	-23.53%	-11.18%
Profit before tax	68,810	135,160	86,688	-35.86%	25.98%
Income tax	(10,956)	(38,712)	(17,587)	-54.57%	60.53%
Net income	57,854	96,448	69,101	-28.35%	19.44%

9

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q17	4Q17	1Q18	1Q18/4Q17	1Q18/1Q17
ASSETS
Gross loans	8,749,210	9,114,167	8,709,879	-4.44%	-0.45%
Allowances for loans	(335,797)	(357,496)	(326,604)	-8.64%	-2.74%
Investments	532,360	622,865	621,129	-0.28%	16.67%
Other assets	3,881,880	3,564,526	3,269,668	-8.27%	-15.77%
Total assets	12,827,653	12,944,062	12,274,074	-5.18%	-4.32%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,705,596	9,191,818	8,663,548	-5.75%	-0.48%
Other liabilities	2,666,316	2,111,769	2,171,409	2.82%	-18.56%
Total liabilities	11,371,912	11,303,586	10,834,957	-4.15%	-4.72%
Shareholders' equity	1,455,741	1,640,476	1,439,117	-12.27%	-1.14%
Total liabilities and shareholders' equity	12,827,653	12,944,062	12,274,074	-5.18%	-4.32%

Interest income	212,740	248,671	216,751	-12.84%	1.89%
Interest expense	(64,712)	(64,133)	(60,005)	-6.44%	-7.27%
Net interest income	148,028	184,538	156,745	-15.06%	5.89%
Net provisions	(30,899)	(20,486)	(32,009)	56.25%	3.59%
Fees and income from service, net	36,664	46,069	41,571	-9.76%	13.38%
Other operating income	1,107	433	3,771	770.70%	240.56%
Total operating expense	(97,519)	(116,638)	(106,475)	-8.71%	9.18%
Profit before tax	57,381	93,916	63,604	-32.28%	10.84%
Income tax	(20,436)	(34,016)	(17,130)	-49.64%	-16.18%
Net income	36,945	59,900	46,474	-22.41%	25.79%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q17	4Q17	1Q18	1Q18/4Q17	1Q18/1Q17
ASSETS
Gross loans	8,409,818	8,902,627	8,481,592	-4.73%	0.85%
Allowances for loans	(126,898)	(188,369)	(310,379)	64.77%	144.59%
Investments	1,603,335	1,584,745	1,357,455	-14.34%	-15.34%
Other assets	1,926,094	1,892,866	1,609,287	-14.98%	-16.45%
Total assets	11,812,350	12,191,869	11,137,955	-8.64%	-5.71%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,056,406	8,472,200	7,770,806	-8.28%	-3.55%
Other liabilities	2,509,526	2,375,695	2,223,253	-6.42%	-11.41%
Total liabilities	10,565,933	10,847,895	9,994,059	-7.87%	-5.41%
Non-controlling interest	19,108	20,709	19,119	-7.68%	0.05%
Shareholders' equity	1,227,309	1,323,265	1,124,778	-15.00%	-8.35%
Total liabilities and shareholders' equity	11,812,350	12,191,869	11,137,955	-8.64%	-5.71%

Interest income	214,666	232,356	211,327	-9.05%	-1.56%
Interest expense	(87,423)	(91,336)	(84,842)	-7.11%	-2.95%
Net interest income	127,242	141,021	126,485	-10.31%	-0.60%
Net provisions	(29,417)	(40,232)	(32,833)	-18.39%	11.61%
Fees and income from service, net	24,840	27,067	25,330	-6.42%	1.97%
Other operating income	10,108	19,499	12,291	-36.97%	21.59%
Total operating expense	(107,749)	(121,182)	(109,353)	-9.76%	1.49%
Profit before tax	25,025	26,172	21,919	-16.25%	-12.41%
Income tax	(3,145)	(1,863)	(4,651)	149.59%	47.85%
Net income before non-controlling interest	21,879	24,309	17,268	-28.96%	-21.08%
Non-controlling interest	(895)	(709)	(308)	-56.58%	-65.61%
Net income	20,984	23,600	16,960	-28.13%	-19.18%

10

4.	RECENT DEVELOPMENTS

•	March 14, 2018. The General Shareholders’ Assembly approved a profit distribution proposal and declared a dividend equal to COP $1,020 per outstanding share, to be paid as follows: COP $255 per share per quarter on the following dates: April 2, 2018, July 3, 2018, October 1, 2018 and January 2, 2019.

11

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 12 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) / (574) 4043917/ (574) 4041918.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analista).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

12

BALANCE SHEET				Growth
(COP million)	Mar-17	Dec-17	Mar-18	mar-18 / dec-17	mar-18 / mar-17	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	15,047,380	15,523,123	13,214,789	-14.87%	-12.18%	6.58%
Interbank borrowings	2,403,587	1,761,460	1,536,078	-12.80%	-36.09%	0.76%
Reverse repurchase agreements and other similar secured lend	933,844	881,061	2,101,645	138.54%	125.05%	1.05%
Financial assets investments	15,146,243	16,377,253	16,720,642	2.10%	10.39%	8.32%
Derivative financial instruments	1,629,255	1,134,372	1,385,187	22.11%	-14.98%	0.69%
Loans and advances to customers	152,341,183	160,468,094	158,645,460	-1.14%	4.14%	78.95%
Allowance for loan and lease losses	(7,010,023)	(8,223,103)	(8,991,393)	9.34%	28.26%	-4.47%
Investment in associates and joint ventures	1,371,488	1,565,059	1,560,048	-0.32%	13.75%	0.78%
Goodwill and Intangible assets, net	6,422,749	6,631,424	6,174,055	-6.90%	-3.87%	3.07%
Premises and equipment, net	3,019,732	3,127,405	3,046,733	-2.58%	0.89%	1.52%
Investment property	1,617,160	1,657,409	1,679,465	1.33%	3.85%	0.84%
Prepayments	300,682	287,550	297,857	3.58%	-0.94%	0.15%
Tax receivables	739,231	256,721	435,973	69.82%	-41.02%	0.22%
Deferred tax	727,225	148,614	660,022	344.12%	-9.24%	0.33%
Assets held for sale and inventories	251,814	377,003	372,794	-1.12%	48.04%	0.19%
Other assets	1,800,448	1,934,766	2,106,215	8.86%	16.98%	1.05%
Total assets	196,741,998	203,908,211	200,945,570	-1.45%	2.14%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	124,496,843	131,959,215	130,164,630	-1.36%	4.55%	64.78%	73.23%
Interbank Deposits	726,366	1,084,591	1,231,999	13.59%	69.61%	0.61%	0.69%
Derivative financial instrument	1,248,707	945,853	1,433,810	51.59%	14.82%	0.71%	0.81%
Borrowings from other financial institutions	16,486,490	13,822,152	12,552,739	-9.18%	-23.86%	6.25%	7.06%
Debt securities in issue	18,098,431	19,648,714	18,380,881	-6.45%	1.56%	9.15%	10.34%
Preferred shares	539,361	582,985	540,374	-7.31%	0.19%	0.27%	0.30%
Repurchase agreements and other similar secured borrowing	4,217,317	3,236,128	4,031,622	24.58%	-4.40%	2.01%	2.27%
Liabilities relating to assets held for sale	-	102,976	90,362	-12.25%	0.00%	0.04%	0.05%
Current tax	430,101	161,966	411,045	153.78%	-4.43%	0.20%	0.23%
Deferred tax	1,848,570	1,440,198	1,834,873	27.40%	-0.74%	0.91%	1.03%
Employees benefit plans	449,189	697,401	131,430	-81.15%	-70.74%	0.07%	0.07%
Other liabilities	6,150,254	5,796,482	6,952,162	19.94%	13.04%	3.46%	3.91%
Total liabilities	174,691,629	179,478,661	177,755,927	-0.96%	1.75%	88.46%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.24%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.42%
Appropriated reserves	9,049,252	9,045,155	9,935,857	9.85%	9.80%	4.94%
Retained earnings	4,134,418	6,183,182	4,422,159	-28.48%	6.96%	2.20%
Accumulated other comprehensive income (loss), net of tax	2,344,343	2,546,259	2,255,674	-11.41%	-3.78%	1.12%
Stockholders’ equity attributable to the owners of the parent company	20,866,381	23,112,964	21,952,058	-5.02%	5.20%	10.92%
Non-controlling interest	1,183,988	1,316,586	1,237,585	-6.00%	4.53%	0.62%
Total liabilities and equity	196,741,998	203,908,211	200,945,570	-1.45%	2.14%	100.00%

13

INCOME STATEMENT				Growth
(COP million)	1Q 17	4Q 17	1Q 18	1Q18 / 4Q17	1Q18 / 1Q17
Interest income and expenses
Interest on loans and financial leases
Commercial	2,029,581	1,983,801	1,793,042	-9.62%	-11.65%
Consumer	872,418	1,022,645	994,257	-2.78%	13.97%
Small business loans	60,550	58,855	53,737	-8.70%	-11.25%
Mortgage	499,423	412,237	495,092	20.10%	-0.87%
Leasing	535,607	494,914	487,909	-1.42%	-8.91%
Interest income on loans and financial leases	3,997,579	3,972,452	3,824,037	-3.74%	-4.34%
Interest income on overnight and market funds	5,015	6,523	8,418	29.05%	67.86%
Interest and valuation on Investments
Debt investments, net	41,768	39,780	44,326	11.43%	6.12%
Net gains from investment activities at fair value through income statement
Debt investments	189,260	199,761	83,403	-58.25%	-55.93%
Derivatives	(5,033)	(27,433)	12,211	144.51%	342.62%
Repos	(22,642)	(37,073)	(10,464)	-71.77%	-53.79%
Other	(2,991)	(2,405)	(15,192)	531.68%	407.92%
Total Net gains from investment activities at fair value through profit and loss	158,594	132,850	69,958	-47.34%	-55.89%
Total Interest and valuation on investments	200,362	172,630	114,284	-33.80%	-42.96%
Total interest and valuation	4,202,956	4,151,605	3,946,739	-4.93%	-6.10%
Interest expense
Borrowing costs	(179,317)	(148,166)	(135,269)	-8.70%	-24.56%
Overnight funds	(3,866)	(2,484)	(1,868)	-24.80%	-51.68%
Debt securities in issue	(306,491)	(304,478)	(285,113)	-6.36%	-6.98%
Deposits	(1,072,879)	(1,031,530)	(992,525)	-3.78%	-7.49%
Preferred Shares Dividends	(15,091)	(14,980)	(15,091)	0.74%	0.00%
Other interest (expense)	(4,006)	(3,968)	(4,328)	9.07%	8.04%
Total interest expenses	(1,581,650)	(1,505,606)	(1,434,194)	-4.74%	-9.32%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	2,621,306	2,645,999	2,512,545	-5.04%	-4.15%
Credit impairment charges on loans and advance and financial leases	(863,290)	(1,072,421)	(964,038)	-10.11%	11.67%
Recovery of charged-off loans	72,155	159,628	84,403	-47.13%	16.97%
Credit impairment charges on/recoveries on off balance sheet credit instruments	16,677	(17,575)	4,619	126.28%	-72.30%
Total credit impairment charges, net	(774,458)	(930,368)	(875,016)	-5.95%	12.98%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	1,846,848	1,715,631	1,637,529	-4.55%	-11.33%
Fees and commissions income
Banking services	207,466	233,831	215,444	-7.86%	3.85%
Credit and debit card fees and commercial establishments	293,460	297,064	326,250	9.82%	11.17%
Brokerage	5,335	4,865	5,783	18.87%	8.40%
Acceptances and Guarantees	14,025	12,707	10,994	-13.48%	-21.61%
Trust	82,860	95,720	95,934	0.22%	15.78%
Bancassurance	77,861	130,166	97,217	-25.31%	24.86%
Payments and Collections	55,340	62,483	62,491	0.01%	12.92%
Other	108,811	143,989	111,907	-22.28%	2.85%
Fees and commission income	845,158	980,825	926,020	-5.59%	9.57%
Fees and commission expenses
Banking services	(93,287)	(107,782)	(105,464)	-2.15%	13.05%
Other	(127,033)	(215,415)	(140,639)	-34.71%	10.71%
Fees and commission expenses	(220,320)	(323,197)	(246,103)	-23.85%	11.70%
Total fees and comissions, net	624,838	657,628	679,917	3.39%	8.81%
Other operating income
Derivatives FX contracts	(14,623)	34,391	(185,628)	-639.76%	1169.42%
Net foreign exchange	97,211	42,686	228,464	435.22%	135.02%
Hedging	(27)	(778)	(436)	-43.96%	1514.81%
Operating leases	138,761	147,264	144,787	-1.68%	4.34%
Gains (or losses) on sale of assets	7,233	27,152	11,371	-58.12%	57.21%
Other reversals	674	918	828	-9.80%	22.85%
Other	124,172	306,730	119,071	-61.18%	-4.11%
Total other operating income	353,401	558,363	318,457	-42.97%	-9.89%
Dividends received, and share of profits of equity method investees
Dividends	11,137	11,152	11,713	5.03%	5.17%
Equity investments	2,006	15,470	(2,802)	-118.11%	-239.68%
Equity method	19,275	149,109	39,255	-73.67%	103.66%
Impairment charges on joint ventures	-	(173,339)	-	-100.00%	0.00%
Total dividends received, and share of profits of equity method investees	32,418	2,392	48,166	1913.63%	48.58%
Total operating income, net	2,857,505	2,934,014	2,684,069	-8.52%	-6.07%

14

INCOME STATEMENT				Growth
(COP million)	1Q 17	4Q 17	1Q 18	1Q18 / 4Q17	1Q18 / 1Q17
Operating expenses
Salaries and employee benefits	(644,019)	(555,300)	(642,082)	15.63%	-0.30%
Bonuses	(145,810)	60,422	(120,993)	-300.25%	-17.02%
Other administrative and general expenses	(615,291)	(901,266)	(701,972)	-22.11%	14.09%
Tax contributions and other tax burden	(216,085)	(32,472)	(179,180)	451.80%	-17.08%
Impairment, depreciation and amortization	(119,533)	(122,488)	(118,384)	-3.35%	-0.96%
Other expenses	(60,263)	(68,682)	(66,271)	-3.51%	9.97%
Equity Tax	(57,766)	-	-	0.00%	-100.00%
Total operating expenses	(1,858,767)	(1,619,786)	(1,828,882)	12.91%	-1.61%
Profit before tax	998,738	1,314,228	855,187	-34.93%	-14.37%
Income tax	(366,685)	(345,556)	(311,138)	-9.96%	-15.15%
Profit for the year from continuing operations	632,053	968,672	544,049	-43.84%	-13.92%
Non-controlling interest	(23,299)	(66,771)	(22,289)	-66.62%	-4.33%
Net income	608,754	901,901	521,760	-42.15%	-14.29%

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 15, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance